Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

The following discussion and analysis of our financial condition as of June 30, 2026 and results of operations for the six months ended June 30, 2026 and June 30, 2025 should be read together with our condensed interim consolidated financial statements and related notes included elsewhere in this filing and our audited consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission ("SEC") on March 16, 2026 (the “2025 Form 20-F”). The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this filing and in our Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission.

Introduction

          We are a leading global provider of satellite-based broadband communications. We design and manufacture ground-based satellite communications equipment and provide comprehensive secure end-to-end solutions, end-to-end services for mission-critical operations, powered by our innovative technology. Our portfolio includes a satellite network platform, Very Small Aperture Terminals, or VSATs, amplifiers, high-speed modems, high-performance on-the-move antennas, and high efficiency, high power Solid State Power Amplifiers, or SSPAs, Block Upconverters, or BUCs, and Transceivers. Furthermore, following the recent acquisitions of Stellar Blu Solutions LLC (“SBS”) in January 2025 and DataPath, Inc. (“DPI”) in 2023, our portfolio also includes next-generation In-Flight Connectivity, or IFC, Satellite Communication, or SATCOM, terminal solutions and transportable and portable terminals for defense forces and field services. Our comprehensive solutions support multiple applications with a full portfolio of products to address key applications, including broadband internet access, cellular backhaul over satellite, enterprise, social inclusion solutions, IFC, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. We have a large installed base and currently have hundreds of active networks.

We provide managed networks and services through satellite and terrestrial networks in addition to developing and marketing ground-based satellite communications equipment. We have proven experience in delivering complex projects and services worldwide. We offer complete turnkey integrated solutions, including:

◾	Managed satellite network services solutions, including services over our own networks (which may include satellite capacity);
◾	Network planning and optimization;
◾	Remote network operation;
◾	Call center support;
◾	Hub and field operations;
◾	End-to-end solutions for mission-critical operations; and
◾	Construction and installation of communication networks, typically on a Build, Operate and Transfer, or BOT, or Build, Operate and Own, or BOO, contract basis.

In these BOT and BOO projects, we build telecommunication infrastructure typically using fiber-optic and wireless technologies for broadband connectivity.

We have sales and support offices worldwide, two Network Operation Centers, or NOCs, and R&D centers in Israel, the U.S. and Europe. Our products are sold to communication service providers, satellite operators, Mobile Network Operators, or MNOs, and system integrators that use satellite communications to serve enterprise, social inclusion solutions, government and residential users. Our solutions and services are also sold to defense and homeland security organizations. In addition, we provide services directly to end-users in various market segments, including in certain countries in Latin America.

We operate in three operating segments as follows:

•
Gilat Defense Division: provides secure, rapid-deployment solutions for military organizations, government agencies, defense integrators, and other strategic governmental customers, with a strong focus on the U.S. Department of War resulting from our strategic acquisition of DPI. By integrating technologies from Gilat, Gilat DataPath, and Gilat Wavestream, the Gilat Defense Division delivers resilient battlefield and mission-critical connectivity with multiple layers of communication redundancy for high availability.

•
Gilat Commercial Division: provides advanced broadband satellite communication networks for IFC, Enterprise and Cellular Backhaul, supporting HTS, VHTS, and NGSO satellite constellations with turnkey solutions for service providers, satellite operators, and enterprises. Our acquisition of SBS serves as an important part of this division, strengthening our position in the IFC market and enabling us to provide cutting-edge connectivity solutions that meet the demands of passengers, airlines, and service providers worldwide

•
Gilat Peru Division: specializes in end-to-end telco solutions, including the operation and implementation of large-scale network projects. With expertise in terrestrial fiber optic, wireless, and satellite networks, the Gilat Peru Division provides technology integration, managed networks and services, connectivity solutions, and reliable internet and voice access across the region.

Acquisition of Satellite & Space Communications segment of Comtech Telecommunications

On June 14, 2026, we signed a definitive agreement to acquire the majority of the Satellite & Space Communications segment of Comtech Telecommunications Corporation (“Comtech”) on a cash-free, debt-free basis for the purchase price of $157.5 million in cash, subject to adjustments for normalized working capital. In connection with the signing of the agreement, we paid a $10 million advance payment, which will be credited against the purchase price upon closing. The closing of the transaction is subject to certain regulatory approvals, including clearance from the Committee on Foreign Investment in the United States (CFIUS), the U.S. Federal Trade Commission (FTC) and the Department of Justice (DOJ) under the Hart-Scott-Rodino Act (HSR), as well as other customary closing conditions. The transaction is expected to close by the end of 2026 subject to the satisfaction of the conditions above.

Conditions in Israel

Since October 2023, Israel has been engaged in sustained armed conflicts following the Hamas attack on Israel. Hostilities subsequently expanded to additional fronts, including Hezbollah in Lebanon, and Iran. For further details, refer to Item 3.D. “Key Information – Risk Factors – Risks Related to Our Location in Israel” in our Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 16, 2026. The intensity and duration of Israel’s current armed conflicts are difficult to predict, as are the conflicts’ economic implications on our business and operations and on Israel's economy in general.

Explanation of Key Income Statement Items

Revenues

We generate revenues mainly from the sale of products (including construction of networks), satellite-based communications networks services, and from providing connectivity, internet access, and telephony services. We sell our products and services to enterprises, government, and residential customers under large-scale contracts that utilize both our own networks, and other networks that we install, mainly based on BOT and BOO contracts. These large-scale contracts sometimes involve the installation of thousands of VSATs or construction of massive fiber-optic and wireless networks. Revenues from sales of products include mainly the sale of VSATs, hubs, low-profile antennas on-the-move/on-the-pause terminals, SSPAs and construction and installation of large-scale networks based on BOT and BOO contracts. Sale of services includes access to and communication via satellites (“space segment”), installation of equipment, telephone services, internet services, consulting, on-line network monitoring, network maintenance, field services, and repair services. We sell our products primarily through our direct sales force and indirectly through resellers or system integrators.

Costs and Operating Expenses

Cost of revenues primarily includes the cost of system design, equipment, inventory write-off costs, satellite capacity, salaries, and related costs, allocated overhead costs, depreciation and amortization, customer service, interconnection charges and third-party maintenance and installation.

Our research and development expenses, net of grants received, primarily consist of salaries and related costs, raw materials, subcontractor expenses, related depreciation costs and overhead allocated to research and development activities.

Our selling and marketing expenses consist primarily of salaries and related costs, commissions earned by sales and marketing personnel, commissions to agents, trade show expenses, promotional expenses and overhead costs allocated to selling and marketing activities, as well as depreciation expenses and travel costs.

Our general and administrative expenses consist primarily of salaries and related costs, allocated overhead costs, office supplies and administrative costs, credit losses, fees and expenses of our directors, depreciation, and professional service fees, including legal, insurance and audit fees, net of rental income.

Our other operating expenses, net, consist primarily of non-recurring income and expenses. For further details, see Note 14 in our unaudited condensed interim consolidated financial statements, which appear elsewhere in this filing.

Our operating results are significantly affected by, among other things, the timing of contract awards and the performance of agreements. As a result, our revenues and income may fluctuate substantially from quarter to quarter, and we believe that comparisons over longer periods of time may be more meaningful. The nature of certain of our expenses is mainly fixed or partially fixed, and any fluctuation in revenues will generate a significant variation in gross profit and net income.

Critical Accounting Policies and Estimates

Please refer to our discussion of critical accounting policies in our Annual Report on Form 20-F for the year ended December 31, 2025, for a discussion about those policies that we believe are the most important to the understanding of our financial condition and results of operations as such policies affect our more significant judgments and estimates used in the preparation of the financial information included in this interim report. Results for the six months ended June 30, 2026, are not necessarily indicative of results that may be expected for the year ending December 31, 2026, or future periods.

Six Months Ended June 30, 2026, Compared to Six Months Ended June 30, 2025

Revenues. Revenues for the six months ended June 30, 2026 and 2025 for our three operating segments were as follows:

	Six Months Ended			Six Months Ended
	June 30,			June 30,
	2026	2025		2026	2025
	U.S. dollars in thousands		Percentage change	Percentage of revenues
	Unaudited		Unaudited	Unaudited

Commercial	155,771	133,277	16.9%	66.9%	67.7%
Defense	47,890	43,004	11.4%	20.5%	21.8%
Peru	29,476	20,726	42.2%	12.6%	10.5%
Total	233,137	197,007	18.3%	100.0%	100.0%

Our total revenues for the six months ended June 30, 2026 and 2025 were $233.1 million and $197.0 million, respectively. The increase in the six months ended June 30, 2026 was attributable to an increase of $22.5 million in Commercial revenues, an increase of $4.9 million in Defense revenues and an increase of $8.7 million in Peru revenues.

The increase in our Commercial segment revenues in the six months ended June 30, 2026, compared to the six months ended June 30, 2025, was primarily attributable to increased revenues from large satellite operators in Asia, Europe, and the United States.

The increase in our Defense segment revenues in the six months ended June 30, 2026, compared to the six months ended June 30, 2025, was primarily driven by higher revenues from ministries of defense in EMEA, partially offset by lower revenues from the U.S. Department of War.

The increase in our Peru revenues in the six months ended June 30, 2026, compared to the six months ended June 30, 2025, was primarily attributable to expansion projects awarded under the Regional PRONATEL Projects, partially offset by revenues recognized in the prior-year period upon the resolution of a variable consideration constraint.

Gross profit. Gross profit and gross margin for the six months ended June 30, 2026 and 2025 for our three operating segments were as follows:

	Six Months Ended		Six Months Ended
	June 30,		June 30,
	2026	2025	2026	2025
	U.S. dollars in thousands		Percentage of revenues
	Unaudited		Unaudited
Commercial	51,117	37,344	33%	28%
Defense	9,596	12,910	20%	30%
Peru	14,193	10,071	48%	49%
Total	74,906	60,325	32%	31%

Our gross profit and gross margin are affected year-to-year by revenue volume, the mix of products sold, the mix of revenues between products and services, the regions in which we operate, the size of our transactions, and the timing of their consummation. Moreover, from time to time, we may have large-scale projects which can cause material fluctuations in our gross profit. We recognize revenue from the construction performance obligations related to the PRONATEL Regional Projects and other projects using the percentage-of-completion method, and as such, any changes to our estimated profits in these projects may cause material fluctuations in our gross profit and gross margin. As such, we are subject to significant year-to-year fluctuations in our gross profit.

Our gross profit margin increased to 32% in the six months ended June 30, 2026, from 31% in the comparable period of 2025.

The increase in the Commercial segment gross profit margin was primarily attributable to higher revenues and a favorable revenue mix, mainly related to sales to large satellite operators in Asia, Europe, and the United States. These increases were partially offset by a greater contribution of revenues from SBS, which typically carries lower gross margins than the Commercial segment average.

The decrease in the Defense segment gross profit margin was mainly attributable to a less favorable deal mix.

The decrease in the Peru segment gross profit margin was mainly attributable to the recognition of high-margin revenues in the prior-year period upon the resolution of a variable consideration constraint, as described above, partially offset by the contribution of higher revenues from the Regional PRONATEL expansion projects.

Operating expenses:

	Six Months Ended
	June 30,
	2026	2025
	U.S. dollars in thousands		Percentage change
	Unaudited		Unaudited

Operating expenses:
Research and development expenses, net	23,718	23,930	(1)%
Selling and marketing expenses	19,211	16,467	17%
General and administrative expenses	22,618	13,027	74%
Other operating expenses, net	281	3,964	(93)%
Total operating expenses	65,828	57,388	15%

Research and development expenses, net, are incurred by our Commercial and Defense segments. Research and development expenses, net, decreased by approximately $0.2 million in the six months ended June 30, 2026, compared to the six months ended June 30, 2025.

Selling and marketing expenses increased by approximately $2.7 million in the six months ended June 30, 2026, compared to the six months ended June 30, 2025. The increase was mainly attributable to higher employee compensation costs, including increased sales incentive compensation associated with increased sales activity, as well as continued investments supporting the establishment and expansion of the Defense segment, mainly in the U.S.

General and administrative expenses increased by approximately $9.6 million in the six months ended June 30, 2026, compared to the six months ended June 30, 2025. The increase was mainly attributable to a one-time $7 million stock-based compensation expenses related to DPI’s acquisition’s earnout (see Note 15 to our condensed interim consolidated financial statements included elsewhere in this filing), as well as employee compensation costs.

Other operating expenses, net amounted to approximately $0.3 million in the six months ended June 30, 2026, compared to $4.0 million in the six months ended June 30, 2025. The change was primarily attributable to revaluation of the DPI and SBS earn-out considerations, partially offset by higher mergers and acquisitions related expenses, primarily related to the Comtech acquisition, as well as lower income from arbitration funds. For additional information, see Notes 14 and 15 to our condensed interim consolidated financial statements included elsewhere in this filing.

Financial income (expenses), net amounted to approximately $3.5 million of income in the six months ended June 30, 2026, compared to $2.2 million of expenses in the six months ended June 30, 2025. The change was primarily attributable to lower interest expenses following the full repayment of a credit facility used to finance the SBS acquisition on December 31, 2025, higher interest income on bank deposits, and foreign exchange gains resulting from the revaluation of foreign currency balances, primarily in Israel.

Taxes on income. Taxes on income are dependent upon where our profits are generated, such as the location and taxation of our subsidiaries, as well as changes in deferred tax assets and liabilities and changes in valuation allowances attributable to changes in our profit estimates in different regions. In the six months ended June 30, 2026, we had a tax benefit of approximately $0.8 million compared to a tax benefit of approximately $3.1 million in the six months ended June 30, 2025. The change was primarily related to higher utilizations of carry forward losses in Israel.

Variability of Quarterly Operating Results

Our revenues and profitability may vary from quarter to quarter and in any given year, depending primarily on the sales mix of our family of products and the mix of the various components of the products, sale prices, and production costs, as well as on entering into new service contracts, the termination of existing service contracts, or different profitability levels between different service contracts. Sales of our products to a customer typically consist of numerous VSATs and related hub equipment, low-profile antennas, and SSPAs, BUCs, which carry varying sales prices and margins.

Annual and quarterly fluctuations in our results of operations may be caused by the timing and composition of orders by our customers and the timing of our ability to recognize revenues. Our future results may also be affected by a number of factors, including our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis and expand into new product offerings at competitive prices, to integrate our recent acquisitions, to anticipate customer demands effectively, and to manage future inventory levels in line with anticipated demand. Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate. In addition, our revenues may vary significantly from quarter to quarter as a result of, among other factors, the timing of new product announcements and releases by our competitors and us. We cannot be certain that revenues, gross profit and net income (or loss) in any particular quarter will not vary from the preceding or comparable quarters. Our expense levels are based, in part, on expectations as to future revenues. If revenues are below expectations, operating results are likely to be adversely affected. In addition, a substantial portion of our expenses are fixed (e.g. lease payments) and adjusting expenses in the event revenues drop unexpectedly often takes considerable time. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Due to all of the foregoing factors, it is possible that in some future quarters our revenues or operating results will be below the expectations of public market analysts or investors. In such an event, the market price of our shares would likely be materially adversely affected.

Impact of Inflation and Currency Fluctuations

While most of our sales and service contracts are denominated in U.S. dollars or are linked to the U.S. dollar, and most of our expenses are in U.S. dollars and NIS, portions of our projects in Latin America as well as our operations in Asia and Europe, are linked to their respective local currencies. The foreign exchange risks are often significant due to fluctuations in local currencies relative to the U.S. dollar.

The influence on the U.S. dollar cost of our operations in Israel relates primarily to the cost of salaries in Israel, which are paid in NIS and constitute a substantial portion of our expenses in NIS. In the six months ended June 30, 2026, the U.S. dollar depreciated against the NIS at a rate of approximately 6.6%, from NIS 3.19 per $1 on December 31, 2025 to NIS 2.978 per $1 on June 30, 2026. We entered into hedging agreements to cover certain of our NIS to U.S. dollar exchange rate exposures.

The rate of inflation in Israel for the six months ended June 30, 2026 and June 30, 2025 was 1.2% and 2.2%, respectively.

Our monetary balances that are not linked to the U.S. dollar impacted our financial income during the six months ended June 30, 2026 and June 30, 2025, resulting in income of approximately $1.3 million and approximately $0.3 million, respectively. This was due to fluctuations in currency rates in certain regions in which we do business, mainly in Israel, Latin America and Europe. There can be no assurance that our results of operations will not be materially adversely affected by other currency fluctuations in the future.

Liquidity and Capital Resources

Since our inception, our financing requirements have been met through cash from funds generated by private equity investments, public offerings, issuances of convertible subordinated notes, bank loans and credit facilities, operations, as well as funding from research and development grants. We have used available funds primarily for working capital, capital expenditures and strategic investments

On October 13, 2024, the Company, through its subsidiary Wavestream Inc., entered into a secured credit facility of up to $100 million with HSBC Bank USA, N.A. and Bank Hapoalim B.M., from which $60 million was drawn in January 2025. The outstanding balance under this facility was fully repaid on December 31, 2025.

In 2025, we completed two private placements of ordinary shares to Israeli institutional and accredited investors (as defined under the Securities Law), generating aggregate net proceeds of approximately $164 million. On September 16, 2025, we issued 7,058,820 ordinary shares at a purchase price of $9.35 per share, resulting in net proceeds of approximately $65.3 million. On December 30, 2025, we issued 8,888,889 ordinary shares at a purchase price of $11.25 per share, resulting in net proceeds of approximately $98.7 million. Both offerings were conducted exclusively in Israel in reliance on Regulation S under the U.S. Securities Act of 1933.

As of June 30, 2026 and December 31, 2025, we had cash, cash equivalents and restricted cash of $144.9 million and $169.0 million, respectively. We believe that our working capital is sufficient for our present requirements.

At times, we guarantee the performance of our work for some of our customers, primarily government entities. Guarantees are often required for our performance during the installation and operational periods of long-term rural telephony projects, such as in Latin America, and for the performance of other projects worldwide. The guarantees typically expire upon meeting certain operational milestones. In addition, from time to time, we provide corporate guarantees to guarantee the performance of our subsidiaries.

The guarantees described above are governed by, and where applicable secured under, our credit and guarantee arrangements, including those with HSBC and FIBI. Under the arrangements with HSBC and FIBI, we are required to observe certain conditions. Our credit and guarantee agreements also contain various restrictions and limitations that may impact us. These restrictions and limitations relate to incurrence of indebtedness, contingent obligations, negative pledges, liens, mergers and acquisitions, change of control, asset sales, dividends and distributions, redemption or repurchase of equity interests and certain debt payments. As of June 30, 2026, we were in compliance with such conditions. The agreements also stipulate a floating charge on our assets to secure the fulfilment of our obligations to FIBI and HSBC as well as other pledges, including a fixed pledge, on certain assets and property.

The following table summarizes our cash flows for the periods presented:

	Six months ended June 30,
	2026	2025
	U.S. dollars in thousands
	Unaudited
Net cash used in operating activities	(14,085)	(1,469)
Net cash used in investing activities	(12,092)	(112,699)
Net cash provided by financing activities	46	58,220
Effect of exchange rate changes on cash, cash equivalents and restricted cash	2,005	1,116
Net decrease in cash, cash equivalents and restricted cash	(24,126)	(54,832)
Cash, cash equivalents and restricted cash at beginning of the period	168,995	120,249
Cash, cash equivalents and restricted cash at end of the period	144,869	65,417

Our cash, cash equivalents and restricted cash decreased by $24.1 million during the six months ended June 30, 2026, primarily as a result of the following:

Operating activities. Cash used in operating activities was approximately $14.1 million in the six months ended June 30, 2026, compared to cash used in operating activities of approximately $1.5 million in the six months ended June 30, 2025. The change was primarily driven by increased investment in working capital, including in SBS, mainly due to increased net utilization of customer advances and higher inventory levels to support current and anticipated revenues.

Investing activities. Cash used in investing activities was approximately $12.1 million in the six months ended June 30, 2026, compared to cash used in investing activities of approximately $112.7 million in the six months ended June 30, 2025. The change was primarily attributable to the cash consideration paid for the acquisition of SBS during the six months ended June 30, 2025.

Financing activities. Cash provided by financing activities was approximately $46 thousand in the six months ended June 30, 2026, compared to cash provided by financing activities of approximately $58.2 million in the six months ended June 30, 2025. The change was primarily attributable to proceeds received from the credit facility obtained to finance the acquisition of SBS during the six months ended June 30, 2025.